Exhibit 99.3

TITAN CABLE PLC

(FORMERLY TELEWEST COMMUNICATIONS PLC)

(IN MEMBERS’ VOLUNTARY LIQUIDATION)

(“the Company”)

(Incorporated and registered in England and Wales under the Companies Act 1985.

Registered no. 2983307)

NOTICE OF FINAL EXTRAORDINARY GENERAL MEETING

Notice is hereby given in accordance with Section 94 of the Insolvency Act 1986 that the final Extraordinary General Meeting of the Company will be held at The New Connaught Rooms, The Devon Room, 61-65 Great Queen Street, Covent Garden, London WC2B 5DA on Friday, 24 March 2006 at 10:00 am (UK time). The purpose of the meeting is for the Joint Liquidators to explain how the winding up of the Company has been conducted and to lay before the meeting their statement of account. The meeting will be required to consider and, if thought fit, to approve the following ordinary resolution as Special Business:-

1.     “THAT the Joint Liquidators’ statement of account for the period of the liquidation be approved.”

J R D Smith

Joint Liquidator

Dated: 21 February 2006

Note:

1.               A member of the Company entitled to attend and vote at the above meeting may appoint a proxy to attend and, on a poll taken at the meeting, to vote on his, her or its behalf. A proxy need not be a shareholder of the Company.

2.               To be effective, the instrument appointing a proxy and any authority under  which it is executed (or a notarially certified copy of each authority) must be deposited at the office of Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6EE, UK, not later than 10:00 am (UK time) on Wednesday, 22 March 2006. Completion and return of the Form of Proxy will not preclude a shareholder from attending and voting in person at the meeting.